Contact

www.linkedin.com/in/nathanallisonjr (LinkedIn)

Top Skills

Real Estate Development
Real Estate
Due Diligence

Languages

English (Native or Bilingual)
Japanese

Alizé Allison

Co-Founder & COO at PRANOS.ai
San Francisco Bay Area

Experience

PRANOS.ai

Co-Founder & COO
January 2020 - Present (5 years 4 months)
San Francisco Bay Area

Co-founder of Pranos.ai, an outdoor publishing platform that distributes content throughout the universe. Our technology converts windows on vehicles and buildings into digital displays affording consumers the ability to broadcast out-of-home.

Make The World Better Foundation

Director of Capital Projects
November 2021 - Present (3 years 6 months)
Philadelphia, Pennsylvania, United States

Grabb-It

Business Development Executive
October 2018 - June 2019 (9 months)
San Francisco Bay Area

Created strategic plans, acquired new customers, and expanded the business strategy from digital advertising to include the distribution of other forms of content such as movies, music videos, and news feeds at this Y-Combinator (Summer 2018) backed Silicon Valley start-up

T3 Advisors

Principal
April 2018 - October 2018 (7 months)
San Francisco Bay Area

T3 Advisors is the trusted workplace and space advisory firm to the world's leading innovators. With offices in Boston, Palo Alto, San Francisco, and New York, and projects all over the world, T3 Advisors is the only tenant-rep commercial real estate firm in the country that focuses exclusively on the tech and life science industries.

Hadley Real Estate

Managing Member and Broker of Record
July 2011 - April 2018 (6 years 10 months)
New Jersey & Philadelphia

A boutique commercial and residential real estate company founded by
Nathan Allison, Jr. in
2011, with a focus on real estate development and construction, transactional
brokerage
services, and private equity investment opportunities

PREIT
Development Director
December 2002 - July 2011 (8 years 8 months)
Greater Philadelphia Area

A publicly traded real estate investment trust specializing in the ownership and management of differentiated shopping malls and mixed-use properties (NYSE: PEI)

Lehman Brothers
Real Estate Controller, Associate
July 1999 - November 2002 (3 years 5 months)

•Promoted to Associate after successfully completing the Finance Analyst Development Program

Finance Analyst Development Program – Three 1-year rotations
Treasury - Network Manager/ Compensation Analyst – New York, NY
Investment Banking Controller – Tokyo, Japan

GMAC Commercial Mortgage
Financial Analyst
May 1998 - January 1999 (9 months)

Financial Analyst – Management Development Program

•Rotated throughout the Mergers & Acquisitions, International, Capital Markets, Conduit, and Loan Servicing Departments

•Served as the lead analyst on a $150 million acquisition of distressed assets in Mexico

Education

The Wharton School

Bachelor of Science and Economics, Real Estate and Finance